Exhibit 99.d.ii

APPENDIX A

TO THE

INVESTMENT MANAGEMENT AGREEMENT

Fund	Effective Date	Fee Rate
QuantShares U.S. Market Neutral Momentum Fund – (MO M)	8/26/2011	0.50%
QuantShares U.S. Market Neutral Value Fund – (CHEP)	8/26/2011	0.50%
QuantShares U.S. Market Neutral Size Fund – (SIZ)	8 /26/2011	0.50%
QuantShares U.S. Market Neutral Anti-Beta Fund – (B TAL)	8/26/2011	0.50%
QuantShares Hedged Dividend Income Fund	3/5/2014	0.50%
QuantShares Equal Weighted Value Factor Fund	3/5/2014	0.25%
QuantShares Equal Weighted Low Beta Factor Fund	3/5/2014	0.25%
QuantShares Equal Weighted High Momentum Factor Fund	3/5/2014	0.25%